Exhibit (a)(5)(E)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ERIE COUNTY EMPLOYEES	)
RETIREMENT SYSTEM,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
AMERICAN ITALIAN PASTA COMPANY,	)
EXCELSIOR ACQUISITION CO.,	)
RALCORP HOLDINGS, INC., DAVID W.	)
ALLEN, JONATHAN E. BAUM,	)
CATHLEEN S. CURLESS, ROBERT J.	)
DRUTEN, JAMES A. HEETER, JOHN P.	)
KELLY, RONALD C. KESSELMAN,	)
WILLIAM R. PATTERSON, AND TIM M.	)
POLLAK,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff Erie County Employees Retirement System (“Plaintiff”), by and through its undersigned counsel, upon knowledge as to itself and upon information and belief as to all other matters, alleges as follows:
Nature of the Action
     1. Plaintiff brings this action individually and as a class action on behalf of stockholders of American Italian Pasta Company (“AIPC” or the “Company”) other than defendants and their affiliates (the “Class”). On June 21, 2010, the AIPC board of directors (the “Board”) announced that the Company had entered into an agreement and plan of merger (the “Merger Agreement”) that contemplates that Excelsior Acquisition Co. (“Excelsior”), a wholly-owned subsidiary of Ralcorp Holdings, Inc. (“Ralcorp”), will acquire the Company for $53.00 per share in cash (the “Transaction”). The Transaction is structured in three steps: (i) a first-step tender offer (the “Tender Offer”), (ii) a top-up option through which Excelsior can acquire a massive number of additional AIPC shares (the “Top-Up Option”), and (iii) a short-form merger to cash out any AIPC stockholders who do not tender (the “Merger”). The Top-Up Option is invalid under the Delaware General Corporation Law (“DGCL”) and is a sham transaction in violation of Delaware law. The transaction is wrongfully coercive and defendants’ disclosures are materially misleading and incomplete.
     2. The Tender Offer commenced on June 24, 2010, and is currently scheduled to close on July 22, 2010 (subject to extension). The Tender Offer is conditioned upon a majority of the Company’s outstanding stock on a fully-diluted basis having been tendered therein (the “Minimum Condition”). The number of shares required to satisfy the Minimum Condition was not accurately described to the stockholders in the Merger Agreement, Ralcorp’s June 24, 2010 Offer to Purchase (the “Offer to Purchase”) or AIPC’s June 24, 2010 SC 14D9 (the “14D9”). As described in detail below, the Offer to Purchase incorrectly states the Minimum Condition would be satisfied upon the tender of 10,091,060 shares of AIPC Class A Common Stock.
     3. Upon satisfaction of the Minimum Condition, the Merger Agreement permits Ralcorp to appoint a majority of the Board, either by expanding the size of the Board or forcing the resignation of current directors. Thus, mere satisfaction of the Minimum Condition and closure of the Tender Offer will result in Ralcorp not only becoming the majority controlling stockholder of AIPC but also gaining control of the Board.
     4. The Merger Agreement grants Excelsior the irrevocable Top-Up Option to purchase a sufficient number of common shares that, when added to the shares purchased in the Tender Offer, will give Excelsior more than 90% of outstanding shares of the Company’s common stock that would be entitled to vote on the Merger. The Top-Up Option could result in the issuance of as many as approximately 49.3 million additional shares of AIPC stock (the

“Top-Up Shares”) in exchange for a promissory note from Excelsior with no definite terms except a principal amount equal to the aggregate exercise price and an interest rate of 3% (the “Promissory Note”).
     5. The Merger Agreement does not contain repayment terms for the Promissory Note, nor does it indicate whether the note will be secured, negotiable or transferable. Because the AIPC Board did not determine and value the consideration for the Top-Up Shares, and the Board resolution creating the Top-Up Option and the Merger Agreement do not set forth the terms of the consideration for the Top-Up Shares, the Top-Up Option and the issuance of the Top-Up Shares pursuant to that option are invalid under 8 Del. C. §§ 152, 153 and 157. Indeed, the Top-Up Option (Merger Agreement § 2.04(d)) provides that Excelsior will simply deliver the consideration (i.e., the Promissory Note) at the closing of the purchase of the Top-Up Shares. Thus, the AIPC Board has impermissibly delegated determination of material terms of the consideration for the Top-Up Shares to the purchaser of those shares in violation of Delaware law. The Top-Up Option contemplates a massive issuance of AIPC shares that will be immediately canceled in the Merger for a note that will never be repaid. Indeed, under Section 3.03 of the Merger Agreement, Excelsior’s debt to AIPC under the Promissory Note will become a debt of AIPC as the surviving corporation of the Merger. Thus, the Top-Up Option and Promissory Note are a sham designed only to facilitate the short-form cash-out merger through a fleeting issuance of shares for illusory consideration.
     6. Exercise of the Top-Up Option is left to the discretion of Excelsior. The Company currently has (i) 75 million shares of Class A common stock authorized, (ii) 21,820,119 shares outstanding (of which an aggregate of 241,959 shares are Company restricted shares), (iii) 297,296 shares of common stock issuable upon the exercise of outstanding options

(all of which were exercisable) and (iv) 1,270,309 shares of common stock underlying stock appreciation rights (of which 389,899 were exercisable). As of June 15, 2010, the Company held 2,271,744 shares of Class A common stock in treasury. Accordingly, there are 49,340,532 shares of common stock authorized and available for issuance under the Top-Up Option. The Merger Agreement in Section 2.04(a) provides that the Top-Up Option continues for as long as the Merger Agreement is not terminated. The Top-Up Option permits Excelsior to exercise the Top-Up Option “from time to time in whole or in part at any time following” the close of the Tender Offer. Thus, the Merger Agreement permits Excelsior to exercise the Top-Up Option partially and at its discretion, thereby creating uncertainty among and coercion of the Company’s common stockholders.
     7. The Tender Offer and Top-Up Option are coercive because they force stockholders to tender their shares into the Tender Offer for reasons other than the financial merits of that offer. Because of the threat of the issuance of a massive number of Top-Up Shares for a largely undefined Promissory Note, appraisal is not a viable option for AIPC’s common stockholders. The issuance of the Top-Up shares for the undefined Promissory Note impairs the stockholders’ statutory appraisal rights under 8 Del. C. § 262. Stockholders of AIPC cannot pursue an appraisal remedy in light of the potential impact of the Top-Up Shares and Promissory Note on the fair value of their shares.
     8. On June 24, 2010, Ralcorp issued its Offer to Purchase and AIPC issued the 14D9 in which AIPC’s Board recommends that AIPC stockholders tender their shares in the Tender Offer. Both the Offer to Purchase and 14D9 are materially misleading, or omit material information necessary to render them not misleading. However, neither properly informs AIPC stockholders of critical information concerning the Top-Up Option, the Promissory Note, and appraisal rights. Nor does the disclosure documents reveal that to raise Excelsior’s ownership by 1%, AIPC would have to issue shares equal to 10% of the previously outstanding shares. Thus to raise Excelsior’s ownership from 70.22% to 90% through the Top-Up Option, AIPC would increase its currently outstanding shares by a factor of more than three.
     9. Most critically, the Offer to Purchase and 14D9 do not disclose to AIPC stockholders the impact of the Top-Up Option and Promissory Note on the value of the Company’s shares in an appraisal proceeding. Neither document discloses whether the Top-Up Shares and the Promissory Note will be included in the determination of the fair value as of the date of the Merger. In addition, the 14D9 does not state whether Evercore Group L.L.C. (“Evercore”), the Company’s financial advisors, considered the effects of the Top-Up Option, the Promissory Note, or the Top-Up Shares on the value of the Company’s common stock.
     10. The Offer to Purchase and 14D9 represent that the Top-Up Option will expedite the timing of the completion of the Merger by facilitating a short-form merger. This partial disclosure is materially misleading without further disclosure concerning the effects of the Top-Up Option, including on appraisal and on whether the entire fairness standard, including procedural fairness, will apply to the second-step merger. Having made disclosures concerning the effects of the Top-Up Option, defendants were required to provide a complete and accurate description of those possible effects.
     11. In structuring, negotiating, approving, and disclosing the sale of AIPC, the AIPC directors have committed multiple breaches of their fiduciary duties by entering into a Transaction that contains draconian and structurally coercive features that force AIPC’s public stockholders to sell their shares. Excelsior has aided and abetted the breach of fiduciary duties by knowingly entering into agreements containing these coercive elements. Moreover,

Excelsior’s actions after becoming AIPC’s majority stockholder, in setting the remaining terms of the Promissory Note, exercising the Top-Up Option and effecting the short-form Merger will constitute a breach of fiduciary duty.
     12. Plaintiff seeks injunctive relief against the exercise of the Top-Up Option, acceptance of the Promissory Note and issuance of the Top-Up Shares. Plaintiff seeks related declaratory relief that the Top-Up Option is invalid under the DGCL and Delaware Law or, if the Top-Up Option is valid, the issuance of the Top-Up Shares in exchange for the Promissory Note will impair the stockholders’ appraisal rights under the Delaware appraisal statute.
Parties
     13. Plaintiff owns AIPC common stock, and has owned such stock continuously since prior to the wrongs complained of herein.
     14. Defendant AIPC is a corporation organized under the laws of the State of Delaware with its principal executive offices located at 4100 N. Mulberry Drive, Suite 200, Kansas City, MO 64116. According to its SEC filings, AIPC is a leading producer of dry pasta in North America. Section 5.05(a) of the Merger Agreement states that the authorized capital stock of the Company consists of (i) 75,000,000 shares of Class A common stock, (ii) 25,000,000 shares of Class B common stock and (iii) 10,000,000 shares of preferred stock. As of the close of business on June 15, 2010, there were 21,820,119 shares of Company Class A common stock issued and outstanding. There are also 297,296 shares of Class A common stock issuable upon the exercise of outstanding options and 1,270,309 shares of Class A common stock underlying stock appreciation rights, but presently no shares of Class B common or preferred stock issued and outstanding.

     15. Defendant David W. Allen (“Allen”) has served as a director of AIPC since 2006.
     16. Defendant Jonathan E. Baum (“Baum”) has served as a director of AIPC since 1994.
     17. Defendant Cathleen S. Curless (“Curless”) has served as a director of AIPC since May 2009.
     18. Defendant Robert J. Druten (“Druten”) has served as a director of AIPC since 2007.
     19. Defendant James A. Heeter (“Heeter”) has served as a director of AIPC since 2000.
     20. Defendant John P. Kelly (“Kelly”) has served as CEO, President, and a director of the Company since January 2008. Previously, Kelly served as COO of the Company since November 2007.
     21. Defendant Ronald C. Kesselman (“Kesselman”) has served as a director of AIPC since 2006.
     22. Defendant William R. Patterson (“Patterson”) has served as a director of AIPC since 1997. Patterson has served as non-executive Chairman of the Board in October 2005.
     23. Defendant Tim M. Pollak (“Pollak”) has served as a director of AIPC since 2001.
     24. Defendant Excelsior is a corporation organized under the laws of the State of Delaware and is a wholly owned subsidiary of Defendant Ralcorp formed solely for the purpose of effectuating the Transaction. Under Section 12.08(a), Excelsior and Ralcorp have agreed to jurisdiction in the Delaware Court of Chancery in any suit based on any matter arising out of the Merger Agreement or the transactions contemplated thereby.

     25. Together the AIPC directors identified above shall be sometimes referred to herein as the “Individual Defendants.” Together the Individual Defendants, AIPC and Excelsior may be referred to herein as the “Defendants”.
Class Action Allegations
     26. Plaintiff brings this action individually and as a class action, pursuant to Court of Chancery Rule 23(a) and (b)(1) and (2), on behalf of the Class consisting of holders of common stock of AIPC on June 20, 2010 and thereafter. Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
     27. This action is properly maintainable as a class action.
     28. The Class is so numerous that joinder of all members is impracticable. As of June 15, 2010, there were 21,820,119 shares of AIPC common stock outstanding, of which approximately 21.0 million are in the public float. According to AIPC’s 10-K for the year ended September 30, 2009, as of November 12, 2009, there were approximately 1,100 stockholders of record of the Company’s common stock.
     29. There are questions of law and fact which are common to the Class including, inter alia, the following:
A.	whether the Individual Defendants have breached their fiduciary duties to Plaintiff and the other members of the Class;

B.	whether the Top-Up Option is valid and may be validly exercised under Delaware law and whether exercise of that option and the issuance of the Top-Up Shares in exchange for the Promissory Note will impair the appraisal rights of the AIPC stockholders;

C.	whether the Offer to Purchase and 14D9 are materially misleading and incomplete;

D.	whether the Tender Offer, Top-Up Option, Merger and the disclosures in the Offer to Purchase and 14D9 are coercive;

E.	whether Plaintiff and the other members of the Class will be irreparably harmed by the wrongs complained of herein; and

F.	whether Plaintiff and the Class are entitled to injunctive relief, damages or other relief.
     30. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. All AIPC stockholders face the same threat that they will be coerced into tendering their AIPC shares in the Tender Offer by the structure of the Transaction, and without adequate knowledge of the value of their stock, and based upon materially misleading or incomplete tender offer solicitation and recommendation materials. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     31. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class that would as a practical matter be dispositive of the interests of the other members not party to the adjudications or substantially impair or impede their ability to protect their interests.
     32. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief and corresponding declaratory relief on behalf of the Class, as a whole, is appropriate.
Factual Allegations
The Merger Agreement and Minimum Condition
     33. On June 21, 2010 the Company and Ralcorp announced that the companies had entered into the Merger Agreement. Pursuant to the Merger Agreement’s terms, Ralcorp commenced the Tender Offer on June 24, 2010 to acquire all of the issued and outstanding common stock of AIPC in exchange for $53.00 per share. The Tender Offer is scheduled to close on or about July 22, 2010. The Transaction is expected to be completed by September 30, 2010. The Company’s financial advisor was Evercore and its outside legal advisor was Husch Blackwell Sanders LLP (“HBS”).
     34. The Merger Agreement at Section 2.01(a) provides that Ralcorp may close the Tender Offer upon satisfaction of the Minimum Condition. Section 2.01(a) of the Merger Agreement defines the Minimum Condition as requiring the tender of:
at least a majority of the total number of Shares outstanding on a fully diluted basis (assuming conversion or exercise of all derivative securities or other rights to acquire Company Common Stock regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) . . . .
     35. Neither the Merger Agreement nor the 14D9 disclose the number of shares required to satisfy the minimum condition. The Offer to Purchase purportedly states the number of shares required to satisfy the Minimum Condition, but the number provided is incorrect. According to the Offer to Purchase, AIPC had 21,820,119 shares outstanding as of June 15, 2010 and as of June 20, 2010, there were outstanding “(i) employee stock options to purchaser an aggregate of 297,296 Shares (all of which were exercisable) and (ii) stock appreciation rights with respect to an aggregate of 1,270,309 Shares (of which rights with respect to an aggregate of 389,899 Shares were exercisable).” Offer to Purchase, p. 9.
     36. The Offer to Purchase further states that “[b]ased on the foregoing, and assuming that no stock options or stock appreciation rights are exercised for Shares prior to the Expiration Date, Purchaser believes that as of June 20, 2010, the number of Shares required to meet the Minimum Condition would have been 10,091,060 Shares.” Id. These assumptions are unnecessary and misleading because the Minimum Condition is based on shares outstanding on a fully diluted basis which includes all options and appreciation rights regardless of the vesting schedule. The number of shares outstanding on a fully diluted basis is 23,387,724, consisting of the currently outstanding shares (21,820,119) plus outstanding employee stock options (297,296) and outstanding stock appreciation rights (1,270,309). Thus, the number of shares needed to satisfy the Minimum Condition is 11,693,863, not 10,091,060.
     37. The AIPC directors and officers own approximately 712,895 shares or 3.3% of AIPC Class A common stock, according to the 14D9 (p. I-30). The 14D9 states that the Company’s directors and officers intend to tender their shares in the Tender Offer.
     38. The defendants failed to disclose that two of the Company’s largest stockholders also hold a significant block of shares in Ralcorp. According to the 14D9 (p. I-30), Black Rock Inc. owns 1,712,869 shares or 7.8% of AIPC’s common stock. FMR LLC owns 1,080,000 shares or 5% of the stock as well. Combined they control 2,792,869 shares or 23.9% of the total shares needed to satisfy the minimum condition. These entities also own a combined 7,891,210 shares or 13.92% of the common stock of Ralcorp.
The Top-Up Option
     39. Section 2.04(a) of the Merger Agreement states that AIPC grants Excelsior “an irrevocable option, for so long as this Agreement has not been terminated” to purchase, at a price per share equal to the Offer Price, the number of shares that when added to the shares owned by Purchaser and its parent and affiliates would constitute one share more than 90% of all outstanding shares (assuming the issuance of the Top-Up Option Shares). Section 2.04(d) provides for Excelsior to exercise the Top-Up Option by delivering to AIPC a notice of the number of Top-Up Shares it intends to purchase, the form of consideration and the time and place for closing. At the closing, Excelsior or Ralcorp will deliver the consideration for the Top-Up Option Shares (i.e., the Promissory Note) and the Company is to issue a certificate representing those shares. Section 2.04(b) provides:
The aggregate purchase price payable for the Top-Up Shares being purchased by Merger Sub pursuant to the Top-Up Option shall be determined by multiplying the number of such Shares by the Offer Price, without interest. Such purchase price may be paid by Merger Sub, at its election, either entirely in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. Any such promissory note shall be full recourse against Parent and Merger Sub and bear interest at the rate of 3% per annum and may be prepaid without premium or penalty.
Thus, AIPC granted an irrevocable option on all its remaining authorized but unissued shares, for a Promissory Note whose repayment terms and other features will be dictated by the purchaser at closing.
The Top-Up Option Is Invalid Under The DGCL And Delaware Law
     40. The Top-Up Option is invalid because the Board did not determine and value the consideration AIPC was to receive in exchange for the issuance of shares upon the Exercise of the Top-Up Option. The Merger Agreement allows for Excelsior to pay for the Top-Up Shares in cash or by delivering a promissory note. As explained above, the Top-Up Option could result in the issuance of as many as 49.3 million additional shares of common stock. At the $53.00 per share cash Tender Offer consideration, the cost to Excelsior to exercise the Top-Up Option to increase its ownership from 70.22% to 90% would be approximately $2.6 billion. Excelsior is funding the $1.16 billion Tender Offer with a $1 billion bridge loan and Ralcorp has, at most, according to its most recent 10-Q only $163.1 million in cash. Moreover, Section 6.06 of the Merger Agreement states that Ralcorp has sufficient cash, lines of credit or other sources of immediately available funds to enable it to “(i) consummate the Offer, (ii) pay the aggregate

Merger Consideration . . . and (iii) pay any and all fees and expenses incurred by [Ralcorp] and [Excelsior] in connection with the Offer and the Merger.” There is no mention that Ralcorp will have the financial resources necessary to fund the Top-Up Option through cash or borrowing. Given this, Excelsior will use the Promissory Note to pay for the Top-up Shares, not $2.6 billion in cash.
     41. The Merger Agreement, however, provides almost no information on the Promissory Note. It merely states the interest rate will be 3% and the note will be full recourse against Ralcorp. It does not state (i) the terms of repayment, (ii) whether the note will be secured or (iii) whether the note will be negotiable or transferable. These terms are not explained in the 14D9 or Offer to Purchase either. The value of a $2.6 billion Promissory Note cannot be determined by the face amount and interest rate alone. Indeed, these terms are not enough to constitute a note since there is no time due or other provisions regarding repayment.
     42. The 14D9 (p. 15) states that from June 2, 2010 to June 20, 2010 the parties negotiated “key points, including the structure of the transaction as a two-step transaction, . . . (i) the duration of the minimum tender offer period, (ii) the termination rights of the parties and remedies available to each upon exercise of such termination rights, and (iii) the parties’ respective representations, warranties and covenants, including the terms of the proposed employee matters covenant.” There is no mention of the Top-Up Option or Promissory Note in the “key terms” that were negotiated in the period preceding the Merger Agreement.
     43. In contrast, the indebtedness Ralcorp will incur to finance the Tender Offer and Merger contains detailed terms, including conditions precedent such as the lack of any material adverse effect and compliance with certain financial covenants. Offer to Purchase, p. 22. There are also detailed terms concerning fees and other terms of Ralcorp’s indebtedness.

The Top-Up Shares and Promissory Note Threaten Stockholders’ Rights of Appraisal
     44. The issuance of a large number of Top-Up Shares will have a material effect on the fair value of the shares of Company common stock cashed out in the Merger. The massive issuance of Top-Up Shares and the uncertain and unknowable value of the Promissory Note threaten a substantial reduction in the fair value determination of shares of AIPC common stock for which appraisal is sought pursuant to 8 Del. C. § 262.
     45. Section 4.05 of the Merger Agreement contemplates that Company stockholders who do not tender their shares in the Tender Offer and who own shares as of the Effective Time may seek appraisal of their shares in accordance with Section 262. Yet as of the Effective Time there could be nearly 73 million shares of Company common stock issued and outstanding on a fully diluted basis, more than three times the number of shares currently issued and outstanding. The Company’s common stockholders must decide whether to tender their shares in exchange for $53.00 per share or consider appraisal of their stock.
     46. The issuance of a large number of Top-Up Shares in exchange for the Promissory Note with a value less than $53 per share would have a material negative effect on the fair value of the shares of AIPC stock in an appraisal action. The only terms of the Promissory Note in this case are an interest rate of 3% per annum and that the note will be full recourse against Ralcorp. There is no explanation of how the parties agreed upon 3%. This is particularly troubling considering that this rate is less than half of the 8% interest rate on the bridge loan Ralcorp will use to fund the tender. Moreover, the Promissory Note’s interest rate is even lower than the risk-free interest rate of 3.99% for a 20-year U.S. Treasury Bill as of June 21, 2010, the day the Merger Agreement was announced.

     47. Since the Promissory Note will be worth less than $53 per share, exercise of the Top-Up Option will impair the statutory appraisal rights of AIPC’s common stockholders. The exercise of the Top-Up Option will occur prior to the Merger and is not a speculative action that may occur post-merger. Accordingly, the Top-Up Shares and the Promissory Note will be part of the operative reality of AIPC on the date of the Merger which would be considered in determining fair value under Section 262 in an appraisal proceeding. The issuance of millions of Top-Up Shares for a Promissory Note of uncertain value could substantially reduce the fair value of the stockholders’ shares.
     48. The Offer to Purchase and 14D9 provide a substantive description of appraisal rights under Section 262 including the admission that the Court must consider any “facts which could be ascertained as of the date of the merger.” Nevertheless, the disclosures do not state that the exercise of the Top-Up Option and issuance of Top-Up Shares for the Promissory Note will be facts ascertainable as of the date of the Merger or how they may affect the determination of fair value in an appraisal action.
     49. At the time that Company stockholders will be asked to either tender their shares in the Tender Offer or determine to pursue an appraisal remedy they will not have information necessary to assess the option’s potential impact, including: (i) whether any and how many Top-Up Shares may be issued after the close of the Tender Offer, (ii) the value of the Promissory Note that will be utilized to pay for such Top-Up Shares, or (iii) the impact that the Top-Up Shares and the Promissory Note will have on the value of their shares in an appraisal action.

The Top-Up Option Is Coercive In Other Ways
     50. Similar to the incomplete language used to define the Promissory Note, the provisions explaining the Top-Up Option itself are ambiguous and force stockholders to tender their shares for reasons unrelated to the financial merits of the offer.
     51. Section 2.04(b) of the Merger Agreement states
The Top-Up Option may be exercised by Merger Sub, from time to time in whole or in part, at any time following the Acceptance Time, or if any Subsequent Offering Period is provided, following the Expiration Date of the Subsequent Offering Period and only if Merger Sub shall own as of such time less than the Requisite Short-Form Merger Shares[.]
     52. Section 2.04(a) grants the Excelsior the irrevocable Top-UP Option “for so long as [the Merger] Agreement has not been terminated.” The Top-Up Option here operates as an open-ended irrevocable stock option for all remaining authorized shares that Excelsior may exercise numerous times whenever it chooses for $53 per share. Stockholders are therefore forced to decide whether to tender their shares now or submit to an uncertain future where the Company’s controlling stockholder can increase its ownership in any amount and at any time before ultimately cashing out the minority at its leisure while avoiding the Delaware law protections of a long-form merger.
     53. Section 2.04(f) of the Merger Agreement provides that Ralcorp and AIPC commit to use their best efforts to obtain a waiver or other exemption from the requirements of NASDAQ Rule 5635. The defendants fail to provide either a copy or a full explanation of NASDAQ Rule 5635. This rule requires stockholder approval prior to the issuance of securities if “the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.”

Other Threats Concerning Consequences of Not Tendering
     54. The Offer to Purchase (p. 5) warns that if the Merger does not take place, the number of publicly-held shares “may be so small that there is no longer an active or liquid public trading market (or, possibly, any public trading market) for Shares held by stockholders other than [Ralcorp].” It also threatens that AIPC may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. The Offer to Purchase informs AIPC’s stockholders that they will receive the same amount in the Merger as if they tendered their shares in the Tender Offer. It represents that:
Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid earlier and will not have appraisal rights under Delaware law.
     55. Section 7.02 of the Merger Agreement permits Ralcorp to unilaterally approve a statutory long-form Merger by simply voting its own, newly acquired majority stake in the Merger’s favor. The Offer to Purchase (p. 5) admits that if Ralcorp purchases shares in the Tender Offer, it “will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.” The 14D9 (p. 31) further acknowledges that “approval of the Merger at a meeting of the Company’s stockholders would be assured because Parent and Purchaser’s ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting and required to consummate the Merger.”
     56. The Tender Offer is coercive because Section 7.02, which governs the meeting of AIPC’s stockholders to vote on the Merger, does not contain a “majority of the minority” requirement for approval of the Merger. Rather, Section 7.02 of the Merger Agreement permits Ralcorp to unilaterally approve a statutory long-form Merger by simply voting its own, newly acquired majority stake in the Merger’s favor. Even if the long-form Merger was subjected to a majority of the minority condition, Section 2.04(b) eviscerates the value of such a vote. Because Excelsior can exercise the Top-Up Option at its leisure, it can exercise the Top-Up Option in the event that the non-tendering stockholders vote against the Merger. Rather than base their decision whether to tender on the financial merits of the transaction, AIPC’s public stockholders will be coerced to tender their shares in the Tender Offer because the Merger Agreement renders meaningless any ability for non-tendering stockholders to vote down the Merger and share in the future financial upside of the Company.
Defendants’ Appraisal Disclosures are Materially Misleading and Incomplete
     57. The Offer to Purchase (pp. 5-6, 45-46) advises that appraisal rights will be available to stockholders who do not sell their shares in the Tender Offer. It states that stockholders who perfect appraisal rights “will be entitled to receive a judicial determination of the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation of the Merger) and to receive payment of such judicially determined amount in cash, together with interest, if any, determined by a Delaware court for Shares held by such holder.” Id., p. 45. It further represents that:
In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, the determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity.
The 14D9 (p. 51) contains similar disclosures.
     58. The Offer to Purchase and 14D9 are materially misleading, or omit material information necessary to render them not misleading with respect to their disclosures concerning appraisal rights. As discussed above, their discussion of the factors relevant to fair value in an appraisal is materially incomplete. Having made partial disclosure concerning appraisal, a fair and full summary was required. The disclosure documents are silent as to how the Top-Up

Option, Top-Up Shares and Promissory Note may affect that determination. The Offer to Purchase and 14D9 also warn that fair value could be determined to be less than $53.00 but do not disclose that the issuance of the Top-Up Shares for the Promissory Note may the reason for such a lower valuation.
     59. The 14D9 cites the availability of the right for stockholders to seek appraisal of the fair value of their shares as a factor the Board considered in determining the Tender Offer and Merger are fair to the AIPC stockholders and recommending they accept the $53.00 per-share consideration. Accordingly, full and accurate disclosure as to appraisal rights and the determination of fair value in an appraisal is material to the stockholders’ decision to tender, accept the merger consideration or seek appraisal.
Ralcorp’s Financial Condition is Material
     60. At $53.00 per AIPC share, the total acquisition cost to Excelsior is approximately $1.16 billion, net of cash acquired of approximately $35 million. Excelsior intends to finance the purchase of AIPC in the Tender Offer and Merger through cash on hand, up to $1 billion in borrowings under Ralcorp’s existing revolving credit facility, borrowings under Ralcorp’s existing accounts receivable securitization program, a bridge loan (for which it has received a commitment letter) or the issuance of other debt or equity securities . Offer to Purchase, pp. 5, 22. The Offer to Purchase (p. 22) represents that Ralcorp has guaranteed all obligations under the revolving credit facility.
     61. The Offer to Purchase (p. 2) represents that Ralcorp and Excelsior’s financial condition is not relevant to the stockholders’ decision to tender because Excelsior (through Ralcorp) has sufficient funds to finance the purchase of all shares for cash in the Tender Offer and Merger. However, given the large Promissory Note to be given for the Top-Up Shares and the guarantee, disclosure concerning the financial condition of Ralcorp and Excelsior is material.
AIPC Is a Valuable Company
     62. As Ralcorp has publicly acknowledged, AIPC is a leader in the domestic dry pasta industry. According to the June 21, 2010 press release announcing the Transaction, Kevin J. Hunt, Co-Chief Executive Officer and President of Ralcorp touted AIPC’s “number one position in private label dry pasta, strategically-located production facilities, solid brands and top-tier customer base[.]”
     63. In connection with the announcement of its financial results for the second fiscal quarter, the Company announced on May 26, 2010, less than one month before agreeing to be acquired by Ralcorp, that the Company increased its net income for the second quarter by 47% over net income in the comparable quarter of the prior year, to $23.2 million from $15.8 million. The Company also increased its earnings per share (on a diluted basis) by 44%, to $1.05 per share from $0.73 per share. Indeed, AIPC reported strong key measurements for the second quarter of 2010, reporting as a percentage of revenue increased gross profit (to 36.5% from 27.2%), operating profit (to 25.3% from 17.6%), and income before taxes (to 24.6% from 15.1%). As defendant Kelly stated in the press release, “AIPC continued to outperform the pasta category in both revenue and volume, and we are operating the business more profitably, as second quarter operating profit increased 30% from the prior year.” Kelly further stated that “[s]trong performance in 2010 has allowed us to continue our aggressive debt reduction,” thus further positioning the Company for future growth and success.

Disclosure Concerning the Company’s Financial Advisor and its Financial Analysis
     64. Evercore prepared and presented to the Board an Analysis of Select Publicly Traded Companies (p. 23-24). Evercore divided the select companies into two categories: private label and large-cap brands. Evercore then calculated multiples based on LTM, 2010E, and 2011E figures for TEV/Adj. EBITDA1 and Price/Earnings. The 14D9 provides the mean and median multiples in each category for the private label and large-cap brands as follows:

	Private Label		Large-Cap Brands
Multiple	Mean	Median	Mean	Median
TEV/Adj. EBITDA
LTM	10.8	8.7	9.2	9.4
2010E	9.2	8.6	9.0	9.5
2011E	7.8	7.8	8.6	9.0
Price/Earnings
LTM	17.2	17.8	16.4	15.0
2010E	15.7	16.3	15.0	14.8
2011E	14.0	13.8	13.6	13.6
     65. As set forth in this table, the range for the mean and median TEV/Adj. EBITDA multiples is 7.8-10.8 and 7.8-9.5, respectively, and the range for the mean and median Price/Earnings multiples is 13.6-17.2 and 13.6-17.8, respectively. The 14D9 states that “Evercore then applied ranges of selected multiples and ratios of the financial and operating information and measurements, as set forth in the immediately preceding table, to the comparable data for the Company, ...” (Emphasis added.) However, the second table on page 24 of the 14D9 states that Evercore applied a range of TEV/Adj. EBITDA multiples of 5.0-7.0 and a range of Price/Earnings multiples of 10.0-14.0. These are not the figures set forth in the immediately preceding table but are instead well below those ranges. This resulted in a lowering the “Implied Equity per Share Reference Range”.

[1]	TEV is Total Enterprise Value, which represents market capitalization plus the total outstanding debt, less cash and cash equivalents balance.

     66. Evercore also applied TEV/Adj. EBITDA multiples of 5.0-7.0 and Price/Earnings multiples of 10.0-14.0 in its Present Value of Future Stock Price Analysis. The 14D9 does not disclose the basis for the application of this range of multiples. As above, application of these multiples ranges produced a lower “Implied Equity per Share Reference Range” than would have been calculated using the multiples ranges as depicted on page 24.
Disclosure Concerning the Background of the Transaction
     67. The 14D9 (pp. 10-11) states that throughout 2009, the AIPC Board and management held several discussions regarding the Company’s growth opportunities. The 14D9 further states that, during this time period, AIPC management prepared and presented to the AIPC Board projections regarding the Company’s future operating results and financial performance on the basis that no acquisitions were completed, and refers stockholders to Item 8, “Projected Financial Information.” Yet the “Projected Financial Information” found in Item 8 of the 14D9 (pp. 36-38) does not contain any financial projections prepared in 2009. Rather, the projected financial information disclosed in Item 8 of the 14D9 was prepared in mid-April, 2010.
     68. The 14D9 does not disclose why the Board did not conduct a pre-signing market check and, in light of failing to conduct such a pre-market check, the Board agreed to include in the Merger Agreement a no-solicitation provision.
     69. The 14D9 discloses that, on at least two occasions, Ralcorp offered to permit two AIPC directors to continue as directors of Ralcorp following the Transaction. The 14D9 does not disclose whether any negotiations concerning such matter have taken place since the signing of the Merger Agreement and, if so, which members of the AIPC Board will continue to serve on the Ralcorp board of directors. The 14D9 also does not disclose whether Ralcorp ever identified by name the two AIPC directors it would consider adding as directors of Ralcorp.

COUNT I
THE TOP-UP OPTION IS INVALID UNDER THE DGCL
     70. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     71. Under 8 Del. C. § 157, the Board of Directors is authorized to grant options to acquire stock of the corporation. Section 157(b) provides:
The terms upon which, including ... the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated ... in a resolution adopted by the board of directors and providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.
     72. Under 8 Del. C. § 152, the board of directors is required to determine the form and manner in which consideration for the issuance of stock will be paid. The board may authorize the issuance of stock “for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation, or any combination thereof.” Section 152 also provides:
In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration shall be conclusive.
     73. Under both § 157 and § 152, the AIPC Board was required to determine and value the consideration AIPC was to receive in exchange for the issuance of shares upon exercise of the Top-Up Option. The AIPC Board failed to make the necessary statutory determinations as to the form and value of the consideration for the Top-Up Shares. The Merger Agreement, which is the instrument evidencing the Top-Up Option, does not set forth the terms of the consideration as required by § 157(b). Section 2.04(b) provides that the consideration for the Top-Up Shares may be paid by a promissory note, but fails to set forth the terms of such note, including when it is to be repaid, whether the note will be secured, negotiable or transferable or other material terms. Thus, the AIPC Board did not determine the terms of the consideration for the Top-Up Shares. Because the terms of the note have not yet been determined, the AIPC Board could not determine the value of that consideration.
     74. Plaintiff and the Class have no adequate remedy at law.
COUNT II
THE TOP-UP OPTION IMPAIRS APPRAISAL RIGHTS UNDER 8 DEL. C. § 262(h)
     75. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     76. The Top-Up Option is invalid because it impairs appraisal rights under 8 Del. C. § 262. Under 8 Del. C. § 262(h), the determination of fair value in an appraisal proceeding must take into account “all relevant factors” and may exclude only “any element of value arising from the accomplishment or expectation of the merger” (the “Speculative Value Exclusion”). The Speculative Value Exclusion is a very narrow exception designed to eliminate use of pro-forma data and speculative projections relating to completion of the merger. Actions taken by a majority acquiror during the transient period prior to a second-step merger are known elements to be considered in an appraisal and are not within the Speculative Value Exclusion.
     77. The exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note are actions that necessarily must be completed prior to the short-form, second-step Merger. These are actual transactions occurring before the Merger, not speculative transactions that may occur after the Merger. Accordingly, these actions are not within the Speculative Value Exclusion and would affect the fair value of Sybase on the date of the Merger. Therefore, permitting the exercise of the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note would impair the stockholders’ appraisal rights under § 262.
     78. There is an actual controversy as to whether the issuance of the Top-Up Shares for the Promissory Note will affect the stockholders’ statutory right to the fair value of their shares in an appraisal. It is important for stockholders to know whether the Top-Up Shares and Promissory Note will impact the § 262 fair value determination before they decide whether to tender their shares or seek appraisal. Accordingly, unless the Court finds the Top-Up Option is invalid, plaintiff requests a prompt declaration under 8 Del. C. § 111(b) as to the interpretation, application and enforcement of § 262(h).
COUNT III
THE TOP-UP OPTION IS AN INVALID SHAM TRANSACTION
     79. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     80. The Top-Up Option is a sham transaction for the inequitable purpose of facilitating a cash-out of minority stockholders. The Top-Up Shares are to be issued one minute for the sole purpose of making possible in the next minute a short-form merger in which those new shares will be immediately canceled. The issuance of shares for the primary purpose of freezing out minority stockholders is improper regardless of the fairness of the price. The issuance of shares under the Top-Up Option for no reason other than to assure the removal of minority stockholders should be enjoined.
     81. The Promissory Note is also a sham because it is only a promise to pay, and there is no intention it will ever be paid. The sole purpose of the note is to allow the issuance of a huge number of shares so an immediate short-form merger can occur where the shares and note will be canceled. Because the Promissory Note has no set terms and will never be repaid, the issuance of the Top-Up Shares is invalid because there can be no reasonable belief that the Company will actually receive consideration in exchange for the shares. The issuance of the Top-Up Shares without receipt of valid consideration is void.
     82. The Top-Up Option is merely an artifice to avoid the statutory protections 8 Del. C. § 251 and Delaware law provide for stockholders in a long-form merger, including notice, a vote, disclosure obligations and application of fiduciary duties including the entire fairness standard. Equity “will not allow sham transactions to achieve mischief.”
COUNT IV
AGAINST INDIVIDUAL DEFENDANTS FOR BREACH OF FIDUCIARY DUTY
     83. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     84. The Individual Defendants have violated their fiduciary duties of loyalty and care owed to AIPC’s common stockholders by agreeing to and/or approving the Merger Agreement, Tender Offer, Top-Up Option, and Merger. For the reasons set forth herein, the terms of these transactions coerce the Company’s stockholders into tendering their shares in the Tender Offer. The members of the board of a Delaware corporation have a duty to oppose coercive tender offers and second-step mergers from third parties. Yet the AIPC Board instead agreed to a coercive Transaction. Rather than protect the interests of the Company’s common stockholders, as Delaware law requires, the Individual Defendants agreed to the Merger Agreement in order to further their own interests and the interests of Ralcorp.
     85. The Individual Defendants breached their fiduciary duty by approving the invalid Top-Up Option and failing to comply with Delaware law regarding the option and the consideration therefor. They further breached their fiduciary duty because the Top-Up Option and the issuance of the Top-Up Shares in exchange for the Promissory Note will impair the appraisal rights of the AIPC stockholders.
     86. In addition, the Individual Defendants have attempted to solicit stockholder support of the Tender Offer by means of the materially deficient 14D9. As discussed herein, the 14D9 contains numerous material disclosure deficiencies concerning, inter alia, the Top-Up Option; the impact of the Top-Up Option and Promissory Note on any appraisal proceeding; and whether Evercore considered in its fairness opinion the impact of the Top-Up Option and Promissory Note on any appraisal proceeding. These and the other material disclosure deficiencies set forth above preclude the Company’s stockholders from making an informed decision whether to tender their shares in the Tender Offer.
     87. The Individual Defendants have also breached their fiduciary duty by structuring the Transaction to avoid the statutory and legal protections Delaware law provides for stockholders. The Top-Up Option is intended to permit a merger without the notice, disclosure and vote Delaware law otherwise requires. Moreover, it permits Ralcorp as majority stockholder to cash out non-tendering stockholders in a merger, while claiming that the stockholders are not entitled to entire fairness, including procedural fairness. The structure is inconsistent with Delaware’s merger statutes and appraisal statute and constitutes an improper manipulation of the corporate machinery to enable Ralcorp to obtain 90% ownership through a sham transaction involving the issuance of millions of additional shares (which will then be immediately canceled in the Merger) for a note that will never be paid.
     88. Unless enjoined by this Court, Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class. As a result of the Individual Defendants’ actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer, will be deprived of the protections of Delaware law and will have their appraisal rights impaired.
     89. Plaintiff and the Class have no adequate remedy at law.
COUNT V
AGAINST EXCELSIOR FOR AIDING AND ABETTING
BREACH OF FIDUCIARY DUTY
     90. Plaintiff repeats and realleges the foregoing paragraphs as if fully set forth herein.
     91. Excelsior is aware that the Individual Defendants owed fiduciary duties to Plaintiff and the Class, but knowingly participated in the breach of those duties by entering into the Merger Agreement, and by structuring the Tender Offer, Top-Up Option, Promissory Note and Merger in a coercive way. Excelsior is a sophisticated party with experienced advisors, yet knowingly demanded the unreasonable features of the Top-Up Option. Through participation in these measures, Excelsior knowingly helped the Individual Defendants to breach their fiduciary duties. The concerted action by the Defendants, including Excelsior, has damaged Plaintiff and the other members of the Class by depriving them of an informed choice concerning the sale of their shares and exercise of appraisal rights.
     92. Excelsior has also committed fraud through its materially misleading statements and partial disclosures in the Offer Document. The partial disclosures concerning the Top-Up Option and appraisal deliberately mislead the public stockholders.
     93. Unless enjoined by this Court, Excelsior will continue to aid and abet the Individual Defendants in their breach of their fiduciary duties owed to Plaintiff and the other members of the Class. As a result of Excelsior’s actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will be prevented from freely determining whether to tender their shares in the Tender Offer and from obtaining appropriate consideration for their shares of AIPC common stock.
     94. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against Defendants as follows:
     A. Declaring that this action is properly maintainable as a class action;
     B. Declaring that Individual Defendants have breached their fiduciary duty;
     C. Declaring that Excelsior has aided and abetted in Individual Defendants’ breaches of fiduciary duties;
     D. Enjoining consummation of the Tender Offer, Top-Up Option, and Merger;
     E. Declaring that the Top-Up Option is invalid and may not be validly exercised under Delaware law;
     F. Awarding Plaintiff and the Class appropriate damages plus pre-and post-judgment interest;
     G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     H. Granting such other and further relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.
/s/ Paul A. Fioravanti, Jr.
Michael Hanrahan (#941)
Paul A. Fioravanti, Jr. (#3808) Kevin H. Davenport (#5327) 1310 N. King Street P. O. Box 1328 Wilmington, Delaware 19899-1328 (302) 888-6500 Attorneys for Plaintiff

OF COUNSEL:
BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP
Marc A. Topaz
Lee D. Rudy
Michael C. Wagner
James H. Miller
280 King of Prussia Road
Radnor, Pennsylvania 19087
(610) 667-7706
Dated: June 29, 2010

VERIFICATION TO CLASS ACTION
COMPLAINT AND AFFIDAVIT PURSUANT TO RULE 23(aa)

STATE OF PENNSYLVANIA	)
) :SS.
COUNTY OF ERIE	)
     I, Sue Weber, do hereby depose and say on this 28th day of June, 2010 that:
     I. I am the Controller of Erie County, Pennsylvania and Secretary of the Board of the Erie County Employees Retirement System, which is a holder of common stock of American Italian Pasta Company, and was a holder of such stock at the time of the wrongs complained of in the foregoing Verified Class Action Complaint (the “Complaint”).
     1. Erie County Employees Retirement System is the plaintiff in the Complaint.
     2. I have read the Complaint and have authorized its filing.
     3. The facts alleged in the Complaint are true and correct to the best of my knowledge, information and belief.
     4. In accordance with Delaware Chancery Court Rule 23(aa), the Erie County Employees Retirement System and I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or serving as a representative party in this class action except for:
          (a) such damages or other relief as the Court may award to members of the class;
          (b) such fees, costs or other payments as the Court expressly approves to be paid to or on behalf of me; or

          (c) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

/s/ Sue Weber
Sue Weber
Erie County Employees Retirement System

     SWORN TO AND SUBSCRIBED before me, a Notary Public in the State and County aforesaid, this 28th day of June, 2010.

/s/ Mary Ellen Lickel Notary public

My Commission Expires:

2